                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 23)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             L Q Corporation, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                   50213T104
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                 c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                January 5, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Barington Companies Equity Partners, L.P.                    13-4088890
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|

                                                                     (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

------------------------------------------------------------------------------
4) SOURCE OF FUNDS            WC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                  7)       SOLE VOTING POWER
NUMBER OF                          67,438
SHARES            -------------------------------------------------------------
BENEFICIALLY      8)       SHARED VOTING POWER
OWNED BY                           none
EACH              -------------------------------------------------------------
REPORTING         9)       SOLE DISPOSITIVE POWER
PERSON                             67,438
WITH              -------------------------------------------------------------
                  10)      SHARED DISPOSITIVE POWER
                                   none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     67,438

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                          |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     2.10%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       PN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Barington Companies Investors, LLC                13-4126527

-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|

                                                                     (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                 OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                  67,438
SHARES            -------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      67,438
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                             none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     67,438

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     2.10%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Barington Companies Offshore Fund, Ltd.
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |X|

                                                                  (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                 WC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                             British Virgin Islands
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                  71,000
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                       71,000
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                               none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     71,000

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     2.21%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Barington Offshore Advisors, LLC                            20-4797640
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|

                                                               (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------

4) SOURCE OF FUNDS                 OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                  71,000
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                       71,000
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                              none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     71,000

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     2.21%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                     IA, OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Barington Capital Group, L.P.                                13-3635132
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|

                                                              (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                        WC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                 230,936
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      230,936
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                              none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    230,936

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.18%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       PN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        LNA Capital Corp.                                            13-3635168
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|

                                                              (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                      OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                   230,936
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      230,936
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                              none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    230,936

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.18%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        James Mitarotonda
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|

                                                               (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                      OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                   391,136
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      391,136
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                              none
-------------------------------------------------------------------------------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    391,136

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     12.17%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Starboard Value & Opportunity Fund, LLC                      37-1484524
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|

                                                           (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                 WC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
-------------------------------------------------------------------------------
                           7) SOLE VOTING POWER
NUMBER OF                                   103,766
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      103,766
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                              none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    103,766

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     3.23%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Admiral Advisors, LLC                                        37-1484525
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|

                                                           (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                      OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                   103,766
SHARES            -------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      103,766
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                             none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    103,766

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     3.23%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                     IA, OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Ramius Securities, L.L.C.                                    58-2253019
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|

                                                             (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS WC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                    34,511
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                       34,511
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                              none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     34,511

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     1.07%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                     BD, OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Ramius Capital Group, L.L.C.                           13-3937658
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|

                                                              (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                      OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                   138,277
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      138,277
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                             none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     4.30%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                     IA, OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              C4S & Co., L.L.C.                                      13-3946794
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|

                                                            (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                   138,277
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    none
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      138,277
WITH                       ----------------------------------------------------
                                    10) SHARED DISPOSITIVE POWER
                                      none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     4.30%

00000--------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Peter A. Cohen
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|

                                                             (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                      OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                   none
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    138,277
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      none
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                           138,277
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     4.30%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Morgan B. Stark
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|

                                                            (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                 none
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    138,277
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      none
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                           138,277
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     4.30%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Jeffrey M. Solomon
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|

                                                              (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------

  4) SOURCE OF FUNDS OO
-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                   none
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    138,277
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      none
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                          138,277
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     4.30%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 50213T104

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Thomas W. Strauss
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|

                                                              (b) |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                      OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                   none
SHARES                     ----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    138,277
EACH                       ----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      none
WITH                       ----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER
                                           138,277
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    138,277

-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     4.30%

-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       IN
-------------------------------------------------------------------------------

          This Amendment No. 23 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 9, 2001 (as amended, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.001 per share (the "Common Stock"), of L Q Corporation, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 888 Seventh Avenue, 17th Floor, New York, NY 10019.

Item 2.   Identity and Background.
          -----------------------

         Item 2 of the Statement is hereby amended and restated as follows:

         (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Securities, L.L.C., Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

         As of January 10, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 529,413 shares of Common Stock, representing approximately 16.47% of the shares of Common Stock presently outstanding.

         The Reporting Entities have previously reported together regarding their respective interests in the Common Stock because they might have been deemed to constitute a "group" with respect to such Common Stock for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On January 10, 2007, the Barington Entities (as defined below) and the Ramius Entities (as defined below) decided to make decisions regarding their respective investments in shares of Common Stock independently of each other, and in particular will no longer act together for the purpose of acquiring, holding or disposing of securities of the Company. The Reporting Entities will therefore discontinue filing a joint Statement on Schedule 13D, such that upon the filing of this Amendment No. 23, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Securities, L.L.C., Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (collectively, the "Ramius Entities") will no longer be included as Reporting Entities in future amendments to the Statement filed by the remaining Reporting Entities (collectively, the "Barington Entities"). As a result, the Barington Entities disclaim membership in any "group" with the Ramius Entities, and the Ramius Entities disclaim membership in any "group" with the Barington Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise. The Ramius Entities beneficially own, in the aggregate, fewer than 5% of the outstanding shares of Common Stock, and therefore have no independent obligation to file a separate statement on
Schedule 13D with respect to the shares of Common Stock. To the extent, if any, that any of the Ramius Entities become otherwise obligated to file a statement on Schedule 13D with respect to securities of the Company, either alone or together with third parties other than the Barington Entities, it is anticipated that they would independently file any such separate statement.

         Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

         The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

         The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

         Barington Companies Investors, LLC and Barington Offshore Advisors, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

         Starboard Value & Opportunity Fund, LLC is a Delaware limited liability company. Starboard Value & Opportunity Fund, LLC has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal business and principal office of Starboard Value & Opportunity Fund, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The Managing Member of Starboard Value & Opportunity Fund, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Starboard Value & Opportunity Fund, LLC. The address of the principal business and principal office of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

         Ramius Securities, L.L.C. is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal office of Ramius Securities, L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The sole member of Admiral Advisors, LLC and Ramius Securities, L.L.C. is Ramius Capital Group, L.L.C. Ramius Capital Group, L.L.C. is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal office of Ramius Capital Group, L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, L.L.C. is C4S & Co., L.L.C., a Delaware limited liability company formed to be the managing member of Ramius Capital Group, L.L.C. The address of the principal business and principal office of C4S & Co., L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a Managing Member of C4S & Co., L.L.C. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

         (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 of the Statement is hereby amended and supplemented as follows:

         On January 5, 2007, the Company entered into an agreement and plan of merger (the "Merger Agreement") with Dynabazaar, Inc., a Delaware corporation ("Dynabazaar"), and LQ Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Dynabazaar ("LMC"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, LMC will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Dynabazaar.

          The transaction is subject to stockholder approval and the Company and Dynabazaar have stated that a special meeting of stockholders of both companies will be announced in the near future. Barington Capital Group, L.P. ("Barington") and certain of its affiliates collectively own approximately 7.2% of the outstanding Common Stock of the Company. Pursuant to a separate letter agreement dated January 5, 2007, Barington has agreed to vote, and to cause its affiliates to vote, all of the shares of the Company's Common Stock now owned or hereafter acquired by Barington and its affiliates in favor of the transaction, in proportion to the votes of the other stockholders of the Company. A copy of the letter agreement is attached as Exhibit 99.2 hereto and incorporated herein by reference. The foregoing description of the letter agreement is qualified in its entirety by reference to such exhibit.

Item 5.  Interest in Securities of the Issuer.

         Items 5(a) and 5(b) of the Statement are hereby amended and restated as follows:

            (a) As of January 10, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 67,438 shares of Common Stock, representing approximately 2.10% of the shares of Common Stock presently outstanding based upon the 3,214,408 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006 (the "Issued and Outstanding Shares").

         As of January 10, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 71,000 shares of Common Stock, constituting approximately 2.21% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 67,438 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 2.10% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC may be deemed to beneficially own the 71,000 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting approximately 2.21% of the Issued and Outstanding Shares. As of January 10, 2007, Barington Capital Group, L.P. beneficially owns an aggregate of 92,498 shares of Common Stock. As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 67,438 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the majority member of Barington Offshore Advisors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 71,000 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 230,936 shares, constituting approximately 7.18% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 67,438 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. the 71,000 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 92,498 shares of Common Stock beneficially owned by Barington Capital Group, L.P., representing an aggregate of 230,936 shares of Common Stock, constituting approximately 7.18% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 92,498 shares of Common Stock beneficially owned by Barington Capital Group, L.P., the 67,438 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 71,000 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitarotonda also beneficially owns stock options to purchase 160,200 shares of Common Stock of the Company exercisable within 60 days. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 391,136 shares, constituting approximately 12.17% of the Issued and Outstanding Shares. Mr. Mitarotonda reports sole voting and dispositive power with respect to the 160,200 shares subject to stock options as well as the 92,498 shares owned by Barington Capital Group, L.P., the 67,438 shares owned by Barington Companies Equity Partners, L.P. and the 71,000 shares owned by Barington Companies Offshore Fund, Ltd. by virtue of his authority to vote and dispose of such shares.

         As of January 10, 2007, Starboard Value & Opportunity Fund, LLC beneficially owns 103,766 shares of Common Stock constituting approximately 3.23% of the Issued and Outstanding Shares. As the managing member of Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 103,766 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC, representing approximately 3.23% of the Issued and Outstanding Shares. As of January 10, 2007, Ramius Securities, L.L.C. beneficially owns 34,511 shares of Common Stock constituting approximately 1.07% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC and Ramius Securities, L.L.C., Ramius Capital Group, L.L.C. may be deemed to beneficially own the 103,766 shares and the 34,511 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Ramius Securities, L.L.C., respectively, representing an aggregate of 138,277 shares, constituting approximately 4.30% of the Issued and Outstanding Shares. As the Managing Member of Ramius Capital Group, L.L.C., C4S & Co., L.L.C. may be deemed to beneficially own the 103,766 shares and the 34,511 shares, respectively, of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Ramius Securities, L.L.C., representing an aggregate of 138,277 shares, constituting approximately 4.30% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., L.L.C., each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 103,766 shares and the 34,511 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Ramius Securities, L.L.C., respectively, representing an aggregate of 138,277 shares, constituting approximately 4.30% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 103,766 shares and the 34,511 shares owned by Starboard Value & Opportunity Fund, LLC and Ramius Securities, L.L.C., respectively, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

         The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

         (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of the shares reported as beneficially owned by them.

         Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
         ----------------------------------------------------------------------

         Item 6 of the Statement is hereby amended and supplemented as follows:

         Pursuant to a separate letter agreement dated January 5, 2007, Barington has agreed to vote, and to cause its affiliates to vote, all of the shares of the Company's Common Stock now owned or hereafter acquired by Barington and its affiliates in favor of the transaction described in Item 4 above, in proportion to the votes of the other stockholders of the Company. A copy of the letter agreement is attached as Exhibit 99.2 hereto and incorporated herein by reference. The foregoing description of the letter agreement is qualified in its entirety by reference to such exhibit.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.   Exhibit Description

------------  -----------------------------------------------------------------
99.1 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors,
              LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Securities, L.L.C., Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss dated January 10,
              2007 (which supersedes and replaces the Agreement of Joint
              Filing previously filed as Exhibit 1 to the Schedule 13D Amendment No. 22 filed with the SEC on April 14, 2005).
------------ ------------------------------------------------------------------
99.2 Letter agreement between Barington Capital Group, L.P. and the Company dated January 5, 2007.
------------ ------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 10, 2007

                                   BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                   By:  Barington Companies Investors, LLC,
                                        its general partner

                                   By: /s/ James A. Mitarotonda
                                       --------------------------
                                   Name:  James A. Mitarotonda
                                   Title: Managing Member


                                   BARINGTON COMPANIES INVESTORS, LLC


                                   By: /s/ James A. Mitarotonda
                                       --------------------------
                                   Name:  James A. Mitarotonda
                                   Title: Managing Member

                                   BARINGTON COMPANIES OFFSHORE FUND, LTD.


                                   By: /s/ James A. Mitarotonda
                                       --------------------------
                                   Name:  James A. Mitarotonda
                                   Title: President

                                   BARINGTON OFFSHORE ADVISORS, LLC


                                   By: /s/ James A. Mitarotonda
                                       --------------------------
                                   Name:  James A. Mitarotonda
                                   Title: Authorized Signatory


                                   BARINGTON CAPITAL GROUP, L.P.
                                   By:  LNA Capital Corp., its general
                                        partner

                                   By: /s/ James A. Mitarotonda
                                       --------------------------
                                   Name:  James A. Mitarotonda
                                   Title: President and CEO

                                   LNA CAPITAL CORP.


                                   By: /s/ James A. Mitarotonda
                                       --------------------------
                                   Name: James A. Mitarotonda
                                   Title:   President and CEO


                                   /s/ James A. Mitarotonda
                                   -----------------------------
                                   James A. Mitarotonda



                                   STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                   By: Admiral Advisors, LLC, its
                                       managing member

                                   By: /s/ Jeffrey M. Solomon
                                       --------------------------
                                   Name:  Jeffrey M. Solomon
                                   Title: Authorized Signatory



                                   ADMIRAL ADVISORS, LLC
                                   By: Ramius Capital Group, L.L.C., its
                                       sole member

                                   By: /s/ Jeffrey M. Solomon
                                       --------------------------
                                   Name:  Jeffrey M. Solomon
                                   Title: Authorized Signatory

                                   RAMIUS SECURITIES, L.L.C.
                                   By: Ramius Capital Group, L.L.C., its
                                   sole member

                                   By: /s/ Jeffrey M. Solomon
                                       --------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                   RAMIUS CAPITAL GROUP, L.L.C.

                                   By: C4S & Co., L.L.C., its Managing Member

                                   By: /s/ Jeffrey M. Solomon
                                       --------------------------
                                   Name:  Jeffrey M. Solomon
                                   Title: Managing Member



                                   C4S & CO., L.L.C.

                                   By: /s/ Jeffrey M. Solomon
                                       --------------------------
                                   Name:  Jeffrey M. Solomon
                                   Title: Managing Member



                                   /s/ Jeffrey M. Solomon
                                   ------------------------------
                                   Jeffrey M. Solomon, for himself and as
                                   Attorney-in-Fact for Peter A. Cohen,
                                   Morgan B. Stark and Thomas W. Strauss

                                   SCHEDULE I

       Directors and Officers of Barington Companies Offshore Fund, Ltd.


Name and Position             Principal Occupation                        Principal Business Address
-----------------             --------------------                        --------------------------

James A. Mitarotonda          Chairman and Chief Executive                888 Seventh Avenue
Director and President        Officer of Barington Capital                17th Floor
                              Group, L.P.                                 New York, NY 10019

Sebastian E. Cassetta         Senior Managing Director and                888 Seventh Avenue
Director                      Chief Operating Officer of                  17th Floor
                              Barington Capital Group, L.P.               New York, NY 10019

Jonathan Clipper              Managing Director of                        7 Reid Street, Suite 108
Director                      Bedford Management Ltd.                     Hamilton HM11, Bermuda

Graham Cook                   Director/Manager, Corporate                 Bison Court
Director                      Services of Byson Financial                 P.O. Box 3460
                              Services, Ltd.                              Road Town, Tortola
                                                                          British Virgin Islands

Citigroup Fund Services, Ltd. Fund Administration                         Washington Mall 1, 3rd Flr.
Secretary                                                                 22 Church Street
                                                                          Hamilton HM11, Bermuda

Melvyn Brunt                  Chief Financial Officer of                  888 Seventh Avenue
Treasurer                     Barington Capital Group, L.P.               17th Floor
                                                                          New York, NY 10019

                                   SCHEDULE II

                          Officers of LNA Capital Corp.

Name and Position                        Principal Occupation                      Principal Business Address
-----------------                        --------------------                      --------------------------
James A. Mitarotonda                     Chairman and Chief Executive Officer of   888 Seventh Avenue
President and CEO                        Barington Capital                         17th Floor
                                         Group, L.P.                               New York, NY 10019

Sebastian E. Cassetta                    Senior Managing Director and Chief        888 Seventh Avenue
Secretary                                Operating Officer of                      17th Floor
                                         Barington Capital Group, L.P.             New York, NY 10019

Melvyn Brunt                             Chief Financial Officer of                888 Seventh Avenue
Treasurer                                Barington Capital Group, L.P.             17th Floor
                                                                                   New York, NY 10019